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Filed by: Key Production Company, Inc.
This Communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.
Subject Company: Key Production Company, Inc.
Commission File Number: 001-11769
CONTACT:	Paul Korus	FOR RELEASE AT 11:00 A.M. (MST)
	(303) 295-3995	Tuesday, September 3, 2002

Key Production Schedules Special Meeting of Stockholders

        DENVER—A special meeting of holders of common stock of Key Production Company, Inc. (NYSE: KP) will be held on Friday, September 20, 2002 at 10:00 a.m., Mountain Daylight Time, at The University Club of Denver, 1673 Sherman Street, Denver, Colorado 80203 to consider and vote upon the adoption of the Agreement and Plan of Merger, dated as of February 23, 2002, among Helmerich & Payne, Inc., Helmerich & Payne Exploration and Production Co., Mountain Acquisition Co. and Key Production Company, Inc., which provides for the merger of Key with Helmerich & Payne's oil and gas exploration and production and gas marketing business and to transact any other business that may properly come before the special meeting.

        The board of directors of Key has determined that owners of record of Key's common stock at the close of business on August 5, 2002 are entitled to notice of, and have the right to vote at, the Key special meeting and any adjournment or postponement of the meeting.

        Key's board of directors has determined the merger is fair and in the best interests of Key and its stockholders and the merger agreement is advisable. The board of directors of Key has unanimously approved the merger agreement and recommends that the Key stockholders vote "for" the adoption of the merger agreement.

        Key is a Denver-based independent natural gas and crude oil exploration and production company with operations focused in western Oklahoma, the Gulf Coast, California and the Rocky Mountain region.

        This news release may contain projections and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Any such projections or statements reflect the Company's current views with respect to future events and financial performance. No assurances can be given, however, that these events will occur or that such projections will be achieved and actual results could differ materially from those projected. A discussion of important factors that could cause actual results to differ materially from those projected is included in the Company's periodic reports filed with the Securities and Exchange Commission.

ADDITIONAL INFORMATION

        In connection with the previously announced spin-off and merger involving the exploration and production division of Helmerich & Payne, Inc. (H&P), Key Production Company, Inc. (Key) and the company that has been formed to receive the exploration and production assets of H&P, Cimarex Energy, Co. (Cimarex), will file a proxy statement/prospectus with the SEC. Investors and security holders are urged to carefully read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Key and H&P's oil and gas division, without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to either: Key Production Company, Inc., 707 Seventeenth Street, Suite 3300, Denver, Colorado 80202, Attention: Sharon M. Pope, Assistant Corporate Secretary; telephone 303-295-3995, fax: 303-295-3494, or Helmerich & Payne, Inc, Utica at Twenty-First Street, Tulsa, Oklahoma 74114, Attention: Steven R. Mackey, Corporate Secretary; telephone 918-742-5531, fax 918-743-2671.

PARTICIPANTS IN SOLICITATION

        H&P, Cimarex, Key and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Key's shareholders in connection with the proposed merger. Information concerning Key's participants in the solicitation is set forth in Key's proxy statement dated April 26, 2001, which is filed with the SEC. Hans Helmerich, Douglas E. Fears and Steven R. Mackey are currently directors of Cimarex, and each of them and Steven R. Shaw are currently officers of Cimarex (the "Cimarex Participants"). None of the Cimarex Participants beneficially owns any shares of Cimarex common stock. The Cimarex Participants are all executive officers of H&P. Information concerning H&P's participants in the solicitation is set forth in H&P's proxy statement dated January 25, 2002, which is filed with the SEC. Key's shareholders may obtain additional information about the interests of all such participants in the proposed merger by reading the proxy statement/prospectus when it becomes available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

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Key Production Schedules Special Meeting of Stockholders